

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed April 29, 2022**
> **File No. 333-261129**

Dear Mr. Tupuola:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2022 letter.

Amendment No. 7 to Registration Statement on Form S-1 filed April 29, 2022

Risk Factors, page 11

1. Please ensure that you have updated the disclosure in this section. For example, we note the disclosure in the last risk factor on page 29 and the disclosure in the first risk factor on page 30 regarding your internal control for financial reporting and disclosure controls and procedures, respectively. However, your disclosure in the first paragraph on page 30 appears to refer to internal control and disclosure controls and procedures as of September 30, 2021 in view of the reference on page 30 to your "latest 10-Q filed on November 19, 2021." Regarding the certifications mentioned in the last paragraph on page 29, tell us with specificity where you filed the certifications as exhibits to your Annual Report on Form 10-K for the fiscal year ended December 31, 2021. To the extent

management concluded that internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2021, then discuss your remediation plan including the expected timing of such activities and any material costs you expect to incur.

Capitalization, page 35

2. The retained earnings and total stockholders' equity amounts in the "Actual" column are not consistent with the amounts in your audited financial statements. Please revise your disclosures to address these inconsistencies.

Exhibit 23.1, page 94

3. Please obtain and file a consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Audited Financial Statements, page F-1

4. Your disclosures on page iii indicate that, unless otherwise noted, the share and per share information provided in the filing reflect a proposed 1-for-6 reverse stock split of your outstanding common stock that will "occur immediately following the effective time that the registration statement...is declared effective." It appears, however, that the only amounts adjusted for the reverse split are those within the last line item of page F-5. Please tell us how you assessed SAB Topic 4:C and ASC 260-10-55-12 in determining whether or not to give retroactive effect to the reverse split within your financial statements and related disclosures. In doing so, confirm if the reverse split will occur before, at, or after the time the registration statement is declared effective.

Balance Sheet, page F-3

5. Please revise your balance sheet to address the following items:
   - Remove the dividends paid, net income, and dividends paid per share line items from your balance sheet.
   - The retained earnings balances do not appear to be correctly stated. Revise the balances as necessary.
   - Present the number of common shares authorized, issued, and outstanding, as well as the par value of your common stock.

Statements of Profit and Loss, page F-4

6. Please remove the EBITDA line item from your statement of profit and loss. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Statements of Liability and Stockholders' Equity, page F-5

7.   Please address the following comments related to your statements of stockholders' equity:
- Ensure that all ending balances are internally consistent with the amounts on your balance sheet.
- Although you have a fiscal year end of December 31, we note that you present balances as of January 1, 2021. Revise your disclosures as necessary to address this inconsistency.
- Revise to present the changes in your stockholders' equity balances between September 30, 2020 and December 31, 2020.
- Revise the title of this statement to be consistent with the statement of "stockholders' equity (deficit)" referenced in the audit report.

Statements of Cash Flows, page F-6

8.   Please revise your statements of cash flows to break out all components of your operating, investing, and financing cash flows into separate line items. Refer to ASC 230-10-45 and the illustrative examples in ASC 230-10-55.

Notes to Financial Statements, page F-7

9.   Please address the following comments related to your financial statement footnotes:
- Review all amounts disclosed in your footnotes to ensure they are appropriately stated and internally consistent with your other disclosures. For example, the cash and stockholders' equity balances as of December 31, 2021 disclosed on pages F-8 and F-17, respectively, do not agree to your balance sheet and the accounts receivable allowance as of December 31, 2021 quantified on page F-8 is equivalent to the December 31, 2020 accounts receivable balance disclosed on your balance sheet.
- Ensure that you appropriately update disclosures related to fiscal 2020 for fiscal 2021 developments, such as your disclosures related to COVID-19 on page F-7.
- Revise to disclose all material transaction with ICT Investments, LLC that occurred during fiscal 2020 and 2021.
- Revise your subsequent events footnote to disclose any material transactions that occurred in fiscal 2022, if any. Also disclose the specific date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.
- Update any legacy GAAP references for the appropriate FASB codification reference. For example, you reference SFAS 86 on page F-9.

Wayne Tupuola
Laser Photonics Corporation
May 10, 2022
Page 4

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ernest M. Stern, Esq.